Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

February 6, 2018

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti

Re:	Cadence Bancorporation (the “Company”)
Registration Statement on Form S-1 (File No. 333-222824)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 2, 2017, in which we joined the request of Cadence Bancorporation (the “Company”) to accelerate the effective date of the Registration Statement on Form S-1 (File No. 333-222824) (the “Registration Statement”) of the Company to 5:30 p.m., New York City time, on February 5, 2018, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature Pages Follow]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Erich Bluhm
Name: Erich Bluhm
Title: Managing Director

[Cadence Bancorporation—Signature Page to Underwriter Acceleration Request]

J.P. MORGAN SECURITIES LLC

By:	/s/ Alaoui Zenere
Name: Alaoui Zenere
Title: Vice President

[Cadence Bancorporation—Signature Page to Underwriter Acceleration Request]